

Mail Stop 4561

May 2, 2018

Joshua G. James
Founder and Chief Executive Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

> **Re:** **Domo, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 20, 2018**
> **CIK No. 0001505952**

Dear Mr. James:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   Please refer to our prior comment 2. Considering non-enterprise customers comprise over half of your revenues, it is unclear why you do not believe that presenting recurring revenue and annual contract value for this class of customer would provide value to investors. Please explain further or revise to provide similar disclosure for non-enterprise customers.

2.   You appear to provide both the percentage increase in annual contract value and the subscription net revenue retention rate measures on page 55 to support the performance of your land and expand sales model. Please tell us why you only highlight annual contract value in your prospectus summary or revise to also include a discussion of your subscription net revenue retention rates here.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Performance

Customer Upsell and Retention, page 54

3.   You state that over the fiscal year ended January 31, 2018, your subscription net revenue retention rate was over 100% for all customers and over 115% for enterprise customers. Please tell us whether you have information available for the quarterly subscription net revenue retention rate throughout fiscal 2018. If so, please include this information in the filing and discuss any significant trends in such measure throughout the year.

4.   Please refer to our prior comment 10. Considering your gross subscription dollars churned is not insignificant compared to subscription revenue, and in light of the fact that you incur significant expense to obtain new customers, please revise to disclose the impact of cancellations on your results of operations and financial condition. If you experience more churn in your non-enterprise customers as compared to your enterprise customers, please address that in your discussion.

Overview, page 57

5.   We note your revised disclosures in response to comment 8 regarding the trend towards multi-year contracts with your new customers. Please revise to clarify whether your legacy customers are also trending toward multi-year contracts. Also, considering the apparent shift toward multi-year contracts, revise to further explain any potential trends or uncertainties that may result from such shift.

6.   We note your response to prior comment 22. Please revise to provide the material terms of the agreement with the supplier for cloud infrastructure services. Your discussion should include the term of the agreement and any termination provisions.

Billings, page 61

7.   Please tell us how multi-year contracts are reflected in your billings measure.   To the extent that billings does not reflect the entire multi-year contract value, revise to provide backlog information for the remaining amounts to be billed under existing multi-year contracts. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Certain Relationships and Related Party Transactions

Other Transactions, page 112

8.   We note your response to prior comment 17. Please revise to provide the material terms of the non-exclusive aircraft dry lease agreement with JJ Spud LLC.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director, Office of
Information Technologies and
Services

cc: Patrick J. Schultheis
        Wilson Sonsini Goodrich & Rosati